Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Silver Limited (“Great Panther” or “the Company”)
800 – 333 Seymour Street
Vancouver, BC V6B 5A6

Item 2.	Date of Material Change

May 19, 2015

Item 3.	News Release

A news release with respect to this material change report was issued by Great Panther on May 19, 2015 through the services of CNW Group and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change

On May 19, 2015, Great Panther announced that it has signed a two-year option agreement with Nyrstar whereby the Company can acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru, approximately 90 kilometres east of the city of Lima.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated May 19, 2015.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Robert Archer
President & CEO
1-888-355-1766

Item 9.	Date of Report

May 19, 2015.

May 19, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER SIGNS OPTION AGREEMENT TO ACQUIRE

CORICANCHA AU-AG-PB-ZN-CU MINE IN PERU

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”, the “Company") announces that it has signed a two-year option agreement with Nyrstar whereby the Company can acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru, approximately 90 kilometres east of the city of Lima.

The Coricancha Mine has been on care and maintenance since August 2013 and has fully permitted and operational 600 tonne per day flotation and BIOX® bio-leach plants along with supporting mining infrastructure. The property comprises more than 3,700 hectares in the prolific Central Polymetallic Belt and production at the mine dates back to 1906. Gold-silver-lead-zinc-copper mineralization (approximately 80% gold and silver) occurs as massive sulphide veins that have been mined underground by cut and fill methods.

“The Coricancha option marks the beginning of an exciting new chapter in Great Panther’s development as we expand into Peru, the second largest silver producing country in Latin America,” stated Robert Archer, President & CEO. “Coricancha represents a near-term production opportunity and the two-year option will allow us to gain comfort with the project without having to make an immediate and significant financial commitment in the current environment of low metal prices and depressed market conditions. We intend to commence surface drilling as soon as possible, focused on defining and expanding zones of higher grade mineralization, followed by underground drilling, development, and start-up evaluations.”

Under the terms of the option agreement, Great Panther made an initial cash payment of US$1.5 million on signing. A second option payment of US$1.5 million is due on the first anniversary of signing to extend the option for a second year. Should Great Panther exercise the option on or before the second anniversary, an already negotiated Share Purchase Agreement would take effect whereupon Great Panther would make a cash payment of US$5 million for 100% of the shares of Nyrstar Coricancha S.A. (plus the second option payment if not already paid). Nyrstar Coricancha holds all the assets of the Coricancha Mine Complex. There is a further contingent payment of US$4 million payable to Nyrstar under certain conditions. In addition to the cash payments, the option agreement calls for exploration expenditures of US$2 million in the first year of the option and US$3 million in the second year.

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The Coricancha Mine Complex contains a historical Mineral Reserve and Resource Estimate (see table below) comprising a Proven and Probable Reserve of 0.64 million tonnes at a grade of 4.35 grams per tonne (g/t) gold, 149.12g/t silver, 0.32% copper, 1.77% lead and 2.60% zinc; a Measured and Indicated Resource of 0.89 million tonnes at a grade of 5.04g/t gold, 174.62g/t silver, 0.42% copper, 1.97% lead and 3.11% zinc; and an Inferred Resource of 4.88 million tonnes at a grade of 4.91g/t gold, 224.54g/t silver, 0.48% copper, 1.57% lead and 2.98% zinc. This represents 13.5 million silver equivalent ounces (Ag eq oz) in Proven and Probable Reserves, 21.96 million Ag eq oz in Measured and Indicated Resources and 124.6 million Ag eq oz in Inferred Resources.

The most recently published Nyrstar Mineral Reserve and Resource Estimate for the Coricancha Mine Complex has an effective date of December 31, 2012 (see Nyrstar news release February 7, 2013 and table below). Great Panther considers this estimate as historical in nature and the reader is cautioned regarding the validity of the estimate due to the facts that 1) mining continued for 6 months after the effective date of the estimate, and 2) precious metal price assumptions used in the Nyrstar estimate were higher than current prices. Work planned by Great Panther to verify the historical estimate will include surface and underground drilling and sampling. The qualified person for Great Panther has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves, and Great Panther is not treating the historical estimate as current mineral resources or mineral reserves.

Historical Mineral Reserves (December 31, 2012)*
Category	Tonnes (M)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Ag eq oz (M)
Proven	0.48	4.28	142.66	0.29	1.83	2.43	9.83
Probable	0.16	4.55	167.84	0.42	1.58	3.12	3.66
Total P&P	0.64	4.35	149.12	0.32	1.77	2.60	13.50

Historical Mineral Resources (December 31, 2012)*
Category	Tonnes (M)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Ag eq oz (M)
Measured	0.63	5.18	169.85	0.38	2.10	2.97	15.56
Indicated	0.26	4.72	186.07	0.54	1.66	3.45	6.43
Total M&I	0.89	5.04	174.62	0.42	1.97	3.11	21.96
Inferred	4.88	4.91	224.54	0.48	1.57	2.98	124.60
* see Nyrstar news release February 7, 2013.

Notes:

1.	Mineral resources are reported inclusive of mineral reserves.
2.	Historical Estimates prepared for Nyrstar by TetraTech without technical report.
3.	Metal Price assumptions (all in USD): $1,300/oz gold, $22/oz silver, $6,300/tonne copper, $2,250/tonne lead and zinc.
4.	Values are rounded and may not add up exactly. ‘M’ indicates ‘millions’.
5.	The Coricancha mineral resources were estimated utilising software that incorporates vein width, length and height to estimate tonnes and assay data to estimate grade. The ore reserves were determined by the amount of directly measured information available within a block and economic viability according to metal prices and operating parameters valid at the time of the estimate. Dilution was applied to a mineral resource when the vein width was less than the projected minimum mining width, with over-dilution applied to an ore reserve according to estimated overbreak during extraction. It is not known to Great Panther what cut-off grades were used in this estimation. The 2012 mineral resource and ore reserve statement for Coricancha, with a December 31, 2012 cut-off date, was completed by TetraTech in accordance with the JORC Code (Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia).
6.	Silver equivalent ounces were estimated by Great Panther using the Historical Mineral Reserve and Resource Estimates. They are a guide to metal content only.

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The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., Vice President of Exploration and the Qualified Person (QP) for the Company under the meaning of NI 43-101.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company’s current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is in the process of acquiring an option on the advanced stage Guadalupe de los Reyes Project through the acquisition of Cangold Limited.

Robert Archer President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com